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                    RESEARCH AND DEVELOPMENT

                            AGREEMENT

          This Research and Development Agreement (the
"Agreement") is made as of January 24, 1996, by and between Monsanto Company, a Delaware corporation, with its general offices at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167 ("Monsanto"), and Ecogen Inc., a Delaware corporation having its principal office at 2005 Cabot Boulevard West, Langhorne, PA 19047 ("Ecogen").

                       W I T N E S S E T H

     WHEREAS, Ecogen owns certain existing Bt strain libraries, certain crystal protein gene libraries, and certain proprietary rights regarding protein engineering of Bt crystal proteins;

     WHEREAS, Monsanto is acquiring certain of such libraries and proprietary rights in accordance with the Technology Assignment
Agreement dated as of January 24, 1996 ("Assignment Agreement");

     WHEREAS, Monsanto has expertise in the field of plant biotechnology and Ecogen has expertise in finding, screening and commercializing compounds, including proteins based on the bacterium Bacillus thurigiensis ("Bt");

     WHEREAS, both Monsanto and Ecogen have research facilities and are capable of conducting research and development within the Field of the Agreement;


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     WHEREAS, Monsanto and Ecogen wish to conduct research and
development which may lead to the commercialization of (i) improved bioinsecticides, and (ii) plants and/or plant seeds into the genomes of which Bt genes have been included so that such plants or plant seeds will express proteins;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, Monsanto and Ecogen agree as follows:


                     ARTICLE 1 - DEFINITIONS

     Capitalized terms not otherwise defined in this Agreement shall have the same meaning given such terms in the Assignment Agreement. In addition, the following terms shall have the meanings set forth below and will include the plural as well as the singular.

     1.1  "Budget Year" shall have the meaning set forth in
Section 3.3.

     1.2 "Contract Year" shall mean the year beginning on January 24, 1996 and ending on January 23, 1997 and each anniversary thereafter until such time as the Agreement is no longer in force.

     1.3 "Date of this Agreement" shall mean the date first written above.

     1.4  "Ecogen" shall mean Ecogen and its Subsidiaries.

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     1.5  "Field of the Agreement" shall mean research and
development in finding, discovering, screening and developing new proteins and genes.

     1.6 "Initial Term of the Agreement" shall mean the period beginning on the Date of this Agreement and ending on the fourth anniversary thereof.

     1.7 "In Planta Application" means (i) use, development, or commercialization of transgenic plants, seeds, cells or components thereof (collectively "Plants") or (ii) use, development, or commercialization of genetic material used so that Plants express a new material or an existing material at levels different from the levels that such Plants otherwise would.

     1.8 "Intellectual Property Rights" means (i) all patent rights and all right, title and interest in and to all letters patent and applications for letters patent, and other government issued or granted indicia of invention ownership including any substitutions, extensions, reissues, divisions, continuations or continuations-in-part or applications thereof or therefor throughout the world; (ii) all rights, title and interest in and to all trade secrets and trade secret rights arising under the common law, state law, federal law and laws of foreign countries;
(iii) all copyright rights, and all other literary property and author rights whether or not copyrightable; and all rights, title and interest in and to all copyrights, copyright registrations, certificates of copyright and copyrighted interests throughout the world; (iv) all rights, title and interest in and to all know-how whether or not protectable by patent, copyright or trade secret law; and (v) all goodwill associated with any of the foregoing; provided, however, that the term "Intellectual Property Rights" shall not include any trademarks, trade names or service marks, whether

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registered or arising under the common law, state law, federal law or the laws of foreign countries or any registrations thereof or interests therein.

     1.9 "Microbial Applications" shall mean use, development or commercialization of insecticidal, bacterial, fungicidal, pesticidal, medical, veterinary, scientific, nutritional, food additive or preservative, materials, textiles, and similar products; provided, however, that such products shall not include any product for an In Planta Application.

     1.10 "Naturally Occurring Genes" shall mean genes expressed by Bt that produce proteins without genetic engineering or protein engineering.

     1.11 "R&D Technology" shall mean the Bt strains or genes discovered or developed pursuant to the Research Program and the Intellectual Property Rights arising pursuant to the performance of the parties' obligations under this Agreement.

     1.12 "Research Budget" shall mean the forecast of expenses and expenditures set by Monsanto from time to time for each Budget Year for that part of the Research Program undertaken by Ecogen, which may be revised based on the recommendation of the Supervisory Committee; provided, however the Research Budget shall not include the cost or expenses of filing, prosecution or maintenance of patent applications or issued patents.

     1.13 "Research Plan" shall mean the Research and Development Plan as may be amended from time to time, a preliminary draft of which is attached hereto as Exhibit A, and which Plan shall include a specific schedule for work, resources to be allocated by each party,

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the identification of target pests, personnel requirements, capital needs, and a schedule for the duplication and transfer to Monsanto of copies of all strains and genes developed under the Research Program. The selection of projects within the Research Plan is to be determined by Monsanto, with Ecogen having the right to object to any project which is inconsistent with the practices and procedures of Ecogen.

     1.14 "Research Program" shall mean all research, experimentation or development relating to the projects to be conducted or conducted by the parties hereto under the terms of the Research Plan, including decisions regarding the filing, prosecution and maintenance of patent applications and issued patents.

     1.15 "Subsidiary" shall mean a subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the applicable party and/or one or more of such party's other majority-owned Subsidiaries. Subsidiaries of Ecogen shall also include the entities set forth in Schedule 3.01 to the Investment Agreement signed contemporaneously herewith.

     1.16 "Supervisory Committee" shall mean the Committee described in Article 2 hereof.

     1.17 "Third Party" shall mean any entity other than Monsanto, Ecogen and/or Subsidiaries or Affiliates.

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               ARTICLE 2 - RESEARCH COLLABORATION

     2.1  Research Plan.  During the term of this Agreement and
          -------------
subject to its terms and conditions, Monsanto and Ecogen shall use all commercially reasonable efforts to undertake their respective obligations under the Research Program in accordance with the Research Plan. The Research Plan shall be updated in writing and revised from time to time upon mutual written agreement of the parties upon the recommendation of the Supervisory Committee. Ecogen agrees to diligently pursue each project covered by the Research Program and to assign the appropriate number of personnel required to carry out the Research Program, each of whom shall be qualified to perform his/her assigned duties. The parties acknowledge that Ecogen makes no representation or assurance whatsoever that the Research Program will be successfully completed or result in the development of products with any technical or commercial value.

     2.2  Research Funding.  Monsanto shall be responsible for
          ----------------
providing all funding necessary for both parties to undertake their respective duties and obligations under the Research Program and all other costs and expenses related thereto. Transfers of funds to Ecogen under the Research Budget during the Initial Term of this Agreement shall be in accordance with the terms of Article 3 hereof.

     2.3  Supervisory Committee.
          ---------------------

          (a) Collaboration between the parties shall be determined by a Supervisory Committee of four (4) people; two (2) people appointed by each party. The Chairman of the Supervisory
Committee shall be appointed by Monsanto.

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          (b)  It is the intent of the parties that information
related to the Research Program be shared with one another in an open manner. For this purpose, the Supervisory Committee shall meet periodically and no less than once a quarter to review the status of the Research Program at mutually convenient locations. It is contemplated, however, that the parties may meet as frequently as weekly at Ecogen's facility to review results of the Research Program. At such meetings the implementation of the Research Program, including insectary services, insect targets and sources of insecticidal or other biocidal proteins, shall be discussed and mutually agreed upon. Each of the parties hereto shall provide to the Supervisory Committee quarterly written summaries of data and the status of its work under the Research Program in such form as such party routinely uses for the summary of similar research work for its own purposes. Modifications to the Research Program may be made by the Supervisory Committee as collaboration progresses in accordance with this Agreement. In the event that the Supervisory Committee cannot reach a decision regarding the Research Program, the issue shall be referred for resolution to a senior business executive of each party responsible for the Research Program. In the event that the parties continue to have a good faith dispute, the issue will be resolved by the Monsanto business executive.

     2.4  Continuity of Supervisory Committee.  Each party shall
          -----------------------------------
attempt in good faith to maintain continuity in the identity of its representatives to the Supervisory Committee.

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                        ARTICLE 3 - COSTS

     3.1  Minimum Payment During Initial Term.  Monsanto shall
          -----------------------------------
provide a minimum of $10 Million for the funding of the Research
Program during the Initial Term of the Agreement in accordance with the timing set out in Sections 3.2 and 3.3 herein.

     3.2  Initial Payment.  Monsanto shall transfer to Ecogen the
          ---------------
sum of $3 Million upon execution of the Assignment Agreement; provided, however, that Monsanto shall be entitled to receive a credit in the amount of $2 Million against payment of this $3 Million for the loans made pursuant to the Senior Promissory Note dated November 2, 1995 from Ecogen to Monsanto. Such Note shall be cancelled and returned to Ecogen at the Closing of the transactions contemplated pursuant to the terms of the Assignment Agreement and Ecogen shall have no further obligations with respect to such Note.

     3.3  Research Budget.  On or before thirty (30) days after
          ---------------
the Date of this Agreement, Monsanto will develop, with input from the Supervisory Committee, and present to the Supervisory Committee a Research Budget for the period beginning on the Date of this Agreement and ending on October 31, 1996. At least ninety (90) days prior to November 1, 1996, Monsanto will present to the Supervisory Committee a Research Budget developed by Monsanto for the year beginning on November 1, 1996 and ending on October 31, 1997 taking into consideration the recommendations made by the Supervisory Committee. This period and each yearly period ending on October 31 of the applicable year thereafter shall be designated as a "Budget Year". The Research Budget shall include, to the extent practicable, a break-down of the budget by "Budget Year" quarters. Monsanto will present to the Supervisory Committee

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at least 90 days prior to the beginning of any Budget Year a
Research Budget developed by Monsanto for each of the following Budget Years taking into consideration the recommendations made by the Supervisory Committee. In any given Contract Year Monsanto shall spend not less than $1.5 Million under that part of the Research Program undertaken by Ecogen. In no event shall Monsanto transfer to Ecogen less than $1.5 Million in any one Contract Year. Monsanto shall transfer to Ecogen such amounts as are sufficient to ensure that Ecogen prior to the beginning of each quarter of the Budget Year has funds available from Monsanto in an amount equal to the expenses set forth in the Research Budget for the then current Budget Year quarter. Such amount shall be adjusted for the difference, if any, between (i) actual expenses and expenditures incurred by Ecogen in prior quarters under the Research Program and (ii) the cash transfers made by Monsanto to Ecogen with respect to such previous quarters.

     3.4  Allocated Researchers and Equipment Purchases.  In
          ---------------------------------------------
establishing the Research Budget, each researcher employed by Ecogen shall be included in the Research Budget at an annual rate of $250,000, which annual rate shall include all costs and expenses for personnel, supplies, existing equipment, and overhead with respect to such researcher and shall include the cost of any new equipment required to be purchased hereunder the individual cost of which is less than $50,000. If any piece of equipment purchased pursuant to the Research Budget costs $50,000 or more, Monsanto shall pay the entire cost of such piece of equipment. Any such payment for new equipment will be paid to Ecogen within fifteen (15) days of delivery to Monsanto of an invoice from the vendor. Any payments for new equipment shall be credited against Monsanto's obligations under Section 3.1 and 3.3 hereof. Any new equipment purchased pursuant to the Research Program shall be owned by Ecogen as long as the cost of such equipment is credited against Monsanto's obligations under Sections 3.1 and 3.3 hereof. Any

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payments to Third Party consultants shall be approved in advance by the Supervisory Committee and shall be included in the Research Budget for which Monsanto shall receive a credit against Monsanto's obligations under Section 3.1 and 3.3 hereof.

     3.5  Payments Upon Termination.  Upon termination of this
          -------------------------
Agreement for any reason other than the termination of this Agreement by Monsanto pursuant to an Event of Default by Ecogen occurring under the provisions of Section 5.3, Monsanto shall promptly pay to Ecogen an amount equal to the difference between $10 Million and all amounts previously paid to Ecogen pursuant to
Article 3 of this Agreement. In the event that Monsanto has funded at least $10 Million under this Agreement, upon termination of the Agreement, any amounts transferred to Ecogen by Monsanto under this Agreement (i) which have not been spent or
(ii) for which expenses have not been incurred by Ecogen prior to such termination, shall be returned to Monsanto within ninety
(90) days of such termination.

          ARTICLE 4 - INVENTIONS, LICENSES AND PATENTS

     4.1  License Grant for Intellectual Property Arising Under
          -----------------------------------------------------
Agreement.  Ecogen shall have a worldwide, perpetual, exclusive,
---------
fully paid up, royalty-free, transferable license to the R&D Technology to make, have made, offer for sale, import, use or sell products solely for Microbial Applications. The rights granted in this Agreement include the right to grant sublicenses. In addition, Ecogen shall have a perpetual and permanent right to hold and possess Bt strains and genes discovered or developed hereunder, solely for Microbial Applications. Licenses granted pursuant to this Section during the term of this Agreement shall survive the termination or expiration of this Agreement for any reason.

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     4.2  Rights of Monsanto: Other Than Microbial Applications.
          -----------------------------------------------------
The rights to any (i) invention related to the Field of the Agreement, conceived during the performance under this Agreement, and not related solely to Microbial Applications
(ii) applications for a patent for the aforesaid invention,
(iii) patent granted on such application, and (iv) all other Intellectual Property Rights in the Field of the Agreement arising from the performance under this Agreement and not related solely to Microbial Applications shall be owned by Monsanto.

     4.3  Rights of Ecogen: Solely Microbial Applications.  The
          -----------------------------------------------
rights to any (i) invention related to the Field of the Agreement conceived during the performance under this Agreement and which is related solely to Microbial Applications (ii) applications for a patent for the aforesaid invention, (iii) patent granted on such application, and (iv) all other Intellectual Property Rights in the Field of the Agreement arising from the performance under this Agreement related solely to Microbial Applications shall be owned by Ecogen.

     4.4  Patent Applications by Monsanto.
          -------------------------------

          (a) From time to time, not less than quarterly, the Supervisory Committee shall make a determination if any patent applications should be filed to protect inventions conceived in accordance with this Agreement and if so the countries in which such patent applications should be filed. In the event that the Supervisory Committee has decided that one or more patent applications should be filed regarding an invention that has in whole or part In Planta Applications, Monsanto shall be responsible for the filing, prosecution and maintenance of patent applications (and related issued patents) directed to such rights, including all costs, expenses and taxes associated therewith. Monsanto shall include in such patent applications such

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claims, including without limitation claims relating solely or in part to Microbial Applications as Ecogen shall reasonably request. Monsanto shall remain responsible for the filing, prosecution and maintenance of all claims (and related patent applications and issued patents) that are submitted in such patent applications whether or not such claims relate solely to Microbial Applications and whether or not such claims become the subject of divisional applications, continuation applications or otherwise related applications directed solely to Microbial Applications.

          (b) Ecogen and Monsanto shall cooperate with one another as to the preparation and prosecution thereof, including, without limitation, the claim language. Monsanto shall allow Ecogen, at Ecogen's own expense, to participate to the extent requested in the preparation and prosecution of such patent applications including, without limitation, (i) the receipt of copies of all correspondence to or from the United States Patent and Trademark Office or foreign patent offices, and (ii) the participation in all communications and/or meetings with the United States Patent and Trademark Office or foreign patent offices.

     4.5  Abandonment by Monsanto.  Monsanto may decide to allow
          -----------------------
any patent application or patent directed in whole or in part to In Planta Applications that was filed pursuant to Section 4.4 hereof to go abandoned and/or patent to lapse, and, in such event, Monsanto may also allow any patent application, divisional application, continuation application or patent directed solely to Microbial Applications related (as described in the fourth sentence of Section 4.4) to such patent application or patent to go abandoned or to lapse; provided, however, Monsanto shall have first provided Ecogen with adequate opportunity to prosecute and/or maintain any patent application, divisional application, continuation application or patent that Monsanto has decided

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to go abandoned or to lapse.  In the event Ecogen elects to prosecute and/or maintain any such patent application, divisional application, continuation application or patent, then Monsanto shall assign all of its rights thereto to Ecogen and Monsanto shall have no license thereto or to any resulting patents; provided, however, Ecogen shall not have any rights to In Planta Applications thereunder nor shall Ecogen have the right to grant rights to In Planta Applications thereunder to any Third Party.

     4.6  Countries Where Patent Applications Are Not Prosecuted.
          ------------------------------------------------------
In the event the Supervisory Committee shall determine not to file a patent application in any country with respect to an invention conceived in accordance with this Agreement, Ecogen may decide to file, prosecute and maintain such a patent application at its own expense and in its own name after notifying Monsanto of such decision. Upon receipt of notice of such decision Monsanto shall assign its rights to such invention in such country to Ecogen and Monsanto shall have no rights with respect to such patent application or related patent in such country unless Monsanto shall reimburse Ecogen for all of Ecogen's out-of-pocket costs incurred after such notice including, without limitation, prosecuting the patent application, maintaining the patent application and resulting patent or any other administrative or legal proceeding. Upon receipt of such reimbursement Ecogen shall grant to Monsanto a royalty-free, worldwide, perpetual exclusive license with the right to sublicense under such patent solely for In Planta Applications.

     4.7  Patent Applications by Ecogen.  Ecogen shall be
          -----------------------------
responsible for the filing and prosecution of patent applications directed solely to its rights under Section 4.2 hereof including all costs, expenses and taxes associated therewith. Ecogen may decide to allow any such patent application or resulting patent to go abandoned and/or to lapse; provided, however, Ecogen shall

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have first provided Monsanto with adequate opportunity to
prosecute and/or maintain any such patent application or resulting patent. In the event Monsanto elects to prosecute and/or maintain any such patent application or resulting patent, Ecogen shall assign all of its rights thereto to Monsanto and Ecogen shall have the rights set forth in Section 4.1 hereof with respect to such patent application and resulting patent.

     4.8  No Warranty.  Neither Monsanto nor Ecogen warrants to
          -----------
the other that any patent obtained is valid or enforceable.

     4.9  Other Ecogen Programs.
          ---------------------

          (a) Ecogen shall offer (the "Offer") Monsanto the opportunity to participate in each of Ecogen's own research and development programs in existence or commenced during the term of the Agreement (the "Ecogen Programs"), other than Excluded Technology, which are not part of the Research Program for which in Ecogen's good faith judgment there is a reasonable expectation that the Ecogen Program will result in technology applicable to the Field of the Agreement for In Planta Applications. Such Offer shall be in writing and in reasonable detail and shall be made as soon as Ecogen has a reasonable expectation that the technology will be applicable to the Field of the Agreement.
Each such Ecogen Program shall be called a "Designated Program." Such Offer shall be made prior to initiation of the Designated Program. For Designated Programs already under way as of the Date of this Agreement, Ecogen shall inform Monsanto of the existence of these Designated Programs at or before the first meeting of the Supervisory Committee. Ecogen shall have no duty to present to Monsanto an Offer for

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any Ecogen Programs funded by a Third Party and Monsanto shall have no rights to such Ecogen Programs.

          (b) Should Monsanto desire to have a Designated Program become subject to this Agreement, it shall notify Ecogen of that decision within thirty (30) days from Monsanto's receipt of the Offer. The parties shall negotiate in good faith to modify the Research Program and increase the Budget, if necessary, to account for the Designated Program.

          (c) If Monsanto decides not to have a Designated Program become subject to this Agreement the results and Intellectual Property arising from the Designated Program corresponding to the Offer shall be owned solely by Ecogen and Monsanto shall have no rights thereto.

          (d) If Ecogen has not offered an Ecogen Program to Monsanto and such Ecogen Program results during the term of this Agreement and within 3 months thereafter in technology applicable to the target pests in the Research Program, then Monsanto shall have the option to acquire a license, on the same terms and conditions of the Monsanto License Agreement dated of even date herewith, for such technology for In Planta Applications by reimbursing Ecogen for Ecogen's cost in developing such technology based upon the costs and expenses per year per researcher as if the technology were developed pursuant to this Agreement and Monsanto had paid the costs of such researcher pursuant to the terms of Section 3.4.

     4.10 Genes Discovered by Ecogen.  All genes or strains
          --------------------------
discovered by Ecogen in Ecogen's research outside the Research
Program shall be owned solely by Ecogen; provided,

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however, that Ecogen shall license to Monsanto Naturally Occurring
Genes applicable to the target pests of the Research Program that are discovered by Ecogen to the extent Ecogen then has the right to do so. In that event such a license shall be deemed to be part of the Research Program.

     4.11 Other Research by Monsanto.  It is envisioned that in
          --------------------------
the course of this Agreement, evaluation of useful Bt Genes by Monsanto will create research at Monsanto that will have application to Ecogen's performance of its obligations under this Agreement. Manipulation of Bt Genes in microorganisms with application to gene discovery expression and protein stability will be shared with Ecogen for purposes of enhancing gene discovery, expression and protein stability in connection with Ecogen's performance of its obligations under this Agreement.
Use of such manipulation techniques for the development of microbial pesticides shall be licensed to Ecogen in paid-up, royalty-free worldwide license, with the right to sublicense, for use solely in Microbial Applications.

     4.12 During the term of this Agreement, each party shall notify the other of the existence of an infringement of which such party becomes aware of an invention or other Intellectual Property Right conceived during or arising from the performance under this Agreement.

     4.13 If the infringement referred to in Section 4.12 relates to an application solely for Microbial Applications, then Ecogen shall be solely responsible in its sole discretion for the abatement of the infringement including settlement and the bringing of a lawsuit and all costs and expenses of such lawsuit, provided, however, that no settlement shall impose any affirmative

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obligation or obligation of payment on Monsanto without Monsanto's prior written consent given in Monsanto's sole discretion.
Monsanto shall provide all reasonable nonmonetary assistance requested by Ecogen and agrees to be named in the lawsuit if required by law as a necessary or indispensable party. All recoveries and damages obtained by Ecogen shall be owned solely by Ecogen. In the event there is a counterclaim regarding the validity or enforceability of an Intellectual Property Right, Monsanto shall be permitted to join in the action at its own expense, in which case any recovery obtained or damages awarded shall be first used to reimburse Ecogen's reasonable attorneys' fees and other out-of-pocket costs in bringing the lawsuit, then reimbursing Monsanto's reasonable attorneys' fees and other out-of-pocket costs in joining the action, and then all remaining recovery and damage award to Ecogen.

     4.14 If the infringement referred to in Section 4.12 relates to an application other than solely for Microbial Applications, then Monsanto shall be solely responsible in its sole discretion for the abatement of the infringement including settlement and the bringing of a lawsuit and all costs and expenses of such lawsuit, provided, however, that no settlement shall impose any affirmative obligation or obligation of payment on Ecogen without Ecogen's prior written consent given in Ecogen's sole discretion. Ecogen shall provide all reasonable nonmonetary assistance requested by Monsanto and agrees to be named in the lawsuit if required by law as a necessary or indispensable party. All recoveries and damages obtained by Monsanto shall be owned solely by Monsanto. In the event there is a counterclaim regarding the validity or enforceability of an Intellectual Property Right, Ecogen shall be permitted to join in the action at its own expense, in which case any recovery obtained or damages awarded shall be first used to reimburse Monsanto's reasonable attorneys' fees and other out-of-pocket costs in bringing the

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lawsuit, then reimbursing Ecogen's reasonable attorneys' fees and other out-of-pocket costs in joining the action, and then all remaining recovery and damage award to Monsanto.

                ARTICLE 5 - TERM AND TERMINATION

     5.1  Initial Term.  The Initial Term of the Agreement shall
          ------------
be four (4) years from the Date of this Agreement, after which this Agreement shall automatically be renewed for successive one
(1) year terms (each a "Renewal Term") unless terminated by either party's providing two (2) years notice to the other party prior to the end of the Initial Term or the then current Renewal Term; provided, however, a party may terminate the Agreement at the end of a Renewal Term upon at least one year notice any time on or after the fifth anniversary of the date of this Agreement.

     5.2  Survival of Licenses.  Any license which has been
          --------------------
granted to Ecogen pursuant to this Agreement, including one which has been granted under Section 4.1 hereof, shall survive any termination of this Agreement, including a termination caused by an Event of Default.

     5.3  Events of Default.  Each of the following shall be
          -----------------
deemed an "Event of Default":

          (a) a petition is filed against either party under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction, whether now or hereafter in effect, and the party, as applicable, is not diligently prosecuting a dismissal of such petition and such petition is not dismissed within 90 days after its filing;

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          (b)  either party files a petition in voluntary
bankruptcy or seeking relief under any provision of any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction whether now or hereafter in effect, or consents to the filing of any petition against it under any such law;

          (c) a party admits insolvency or bankruptcy or its inability to pay its debts as they become due or is generally not paying its debts as such debts become due, or becomes insolvent or bankrupt or makes an assignment for the benefit of creditors, or a custodian (including without limitation a receiver, liquidator or trustee) of the party or any of its property is appointed by court order or takes possession thereof;

          (d) other than a failure by Monsanto to transfer funds to Ecogen under the Research Budget in accordance with the terms of Article 3 hereof, a party shall fail to perform any of its material obligations hereunder for a period of 90 days after written notice, specifying such failure and requesting that it be remedied is given to such breaching party by the nonbreaching party; provided, however, if such default is such that it can be corrected but cannot be corrected within such 90-day period, it shall not constitute an Event of Default if corrective action is instituted by the breaching party within such 90-day period and diligently pursued until the default is corrected. No such default shall remain uncured 120 days after written notice.

          (e) a failure on Monsanto's part to transfer funds to Ecogen under the Research Budget in accordance with the terms of
Article 3 hereof for a period of 30 days after

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written notice from Ecogen, specifying such failure and requesting that such funds be transferred;

     5.4  Notice of Default.  Each party agrees to give the other
          -----------------
prompt written notice if any petition referred to in Section 5.3(a) or 5.3(b) is filed by or against it or of the occurrence of any other event or condition which constitutes an Event of Default immediately upon becoming aware of the existence thereof.

     5.5  Termination of Agreement in Event of Default.  Subject
          --------------------------------------------
to the provisions of Section 3.5, if an Event of Default shall have occurred and shall be continuing, the nonbreaching party shall have the right to terminate this Agreement effective upon written notice of such termination from the nonbreaching party.

     5.6  Suspension of Payments During Cure Period.  Not
          -----------------------------------------
withstanding the period in which Ecogen has to cure a breach of this Agreement and prior to the time in which such breach would constitute an Event of Default, Monsanto shall have the right to suspend transfers of funds to Ecogen under the Research Budget during the applicable cure period and prior to Monsanto's exercise of its right to terminate this Agreement: (i) if Monsanto has in good faith given notice to Ecogen of Ecogen's failure to perform any of its material obligations hereunder pursuant to Section 5.3(d); or (ii) if any petition referred to in Section 5.3(a) is filed against Ecogen.

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
                   ARTICLE 6 - CONFIDENTIALITY

     6.1  Confidentiality.  Confidential Information shall be
          ---------------
treated by the parties in accordance with the Confidentiality
Agreement executed simultaneously herewith.

                ARTICLE 7 - LIABILITY; INDEMNITY;
                PATENT INFRINGEMENT; SEVERABILITY

     7.1  Limitation of Liability.  It is understood and agreed
          -----------------------
that the furnishing of any chemicals, samples or any information (including Confidential Information) by either party pursuant to this Agreement is not to be construed as a recommendation by that
party to use the same.   FURTHERMORE, WITH RESPECT TO SUCH
INFORMATION, MATERIALS, PRODUCTS, PROCESS INFORMATION, PROCESSES, ADVICE, CONSULTATIONS, ASSISTANCE, SERVICES, LICENSES AND RIGHTS PROVIDED HEREUNDER, AND ANY MATERIALS OR PRODUCTS MADE USING SUCH, NEITHER PARTY MAKES ANY REPRESENTATION, WARRANTY OR GUARANTEE OF ANY KIND, EXPRESSED OR IMPLIED, AS TO MERCHANTABILITY, FITNESS FOR PARTICULAR A PURPOSE, SATISFACTORY RESULTS BASED UPON USE THEREOF OR RELIANCE THEREON, OR OTHERWISE, AND NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY LOSS OR DAMAGE RESULTING FROM THE RELIANCE AND/OR USE THEREOF.

     7.2  Indemnification.  Notwithstanding the foregoing
          ---------------
Section, each of the parties agrees to hold the other party harmless from and against any and all demands, claims, penalties, liabilities, causes of action, suits, damages, judgments, losses, costs and expenses (including cost of defense, settlement and reasonable attorneys' fees and expenses) arising out of injury to any employee of such party resulting from or in any way connected with the performance of this Agreement, unless arising from the other party's negligence or willful misconduct.

     7.3  Limitation on Infringement.  Neither of the parties to
          --------------------------
this Agreement shall be liable to the other party in any way for Third Party patent infringement by said other party arising out of the use of any information furnished to such other party pursuant to this Agreement.

                    ARTICLE 8 - MISCELLANEOUS

     8.1  Severability.  If any provision of this Agreement is
          ------------
found to be unenforceable under any law applicable thereto, then that provision shall be deemed to have been severed from the Agreement in that jurisdiction, but all other provisions of the Agreement shall remain in full force and effect.

     8.2  No Partnership Created.  The parties acknowledge that
          ----------------------
this Agreement does not constitute nor does it create any partnership or joint venture between Monsanto and Ecogen.

     8.3  Governing Law.  This Agreement shall be governed by and
          -------------
shall be construed to take effect according to the laws of the State of Missouri, United States of America.

     8.4  Notices.  All notices or other communications which any
          -------
party to this Agreement may desire or be required to give hereunder shall be in writing and, except for notices of meetings of the Supervisory Committee which shall be given as reasonably agreed among the members of such Committee, shall be given by personal delivery, by mailing the same by registered or certified mail, postage prepaid, return receipt requested, or by telefax followed up by a nationally recognized overnight carrier, addressed:

          (a)  If to Monsanto:

               Monsanto Company
               Ceregen Group
               800 North Lindbergh Boulevard
               St. Louis, Missouri 63167
               Attn:   President
               Telefax Number: 314-694-7771

          with a copy to:

               Monsanto Company
               Ceregen Group
               700 Chesterfield Parkway North
               St. Louis, Missouri 63198
               Attn:  Intellectual Property Counsel
               Telefax Number:  314-537-6047

          and (b) if to Ecogen:

               Ecogen Inc.
               2005 Cabot Boulevard West
               Langhorne, Pennsylvania 19047
               Attention:  President
               Telecopy Number:  215-757-4156

          with a copy to:

               Dechert, Price & Rhoads
               Princeton Park Corporate Center
               997 Lenox Drive
               Lawrenceville, New Jersey 08648
               Attention: James J. Marino, Esq.
               Telecopy Number:  609-520-3259


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
Notices given by personal delivery shall be deemed given when delivered, otherwise notices shall be deemed given when sent.

     8.5  Survival.  The provisions of Articles 4 and 6 shall
          --------
survive any termination of this Agreement.

     8.6  Counterparts.  This Agreement may be signed in
          ------------
counterparts, both of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     8.7  Entire Agreement.  This Agreement represents the entire
          ----------------
understanding of the parties hereto with respect to research and development in the Field of the Agreement and supersedes all other and prior memoranda and agreements between the parties hereto, other than documents executed or delivered at the Closing of this Agreement or the Assignment Agreement.

     8.8   Amendment.  No amendment, modification or waiver of
           ---------
any term or condition of this Agreement shall be valid or of any force or effect unless made by written instrument signed by the parties hereto, specifying the exact nature of such amendment, modification or waiver. Any waiver by any party of any provision of this Agreement shall not imply a subsequent waiver of that or any other provision.

     8.9  Assignment.  Neither party shall assign its rights or
          ----------
delegate its performance under this Agreement without the prior written consent of the other, other than the licenses granted hereunder, which shall be transferable without the prior written consent of the other party.

     8.10  Section Headings.  The section captions and headings
           ----------------
in this Agreement are for convenience and reference purposes only and should not affect in any way the meaning or interpretation of this Agreement.

     8.11 No Presumption Against Drafter, Qualifications on
          -------------------------------------------------
Schedules.  The parties to this Agreement have jointly
---------
participated in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement, shall be construed as if drafted jointly by the parties and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

                ARTICLE 9 - AFFIRMATIVE COVENANTS

     9.1 So long as the Research and Development Agreement is in effect, Ecogen covenants that it will:

          (a) Furnish to Monsanto (i) such financial statements, financial information and audit reports as are provided to the Board of Directors of Ecogen, (ii) Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K as filed with the Securities and Exchange Commission and (iii) all other information furnished to Ecogen's Board of Directors relating to the financial condition of Ecogen or Ecogen's Bt technology, other than information relating to (A) potential acquisitions, mergers, joint ventures or other strategic alliances, (B) its relationship with Monsanto, and (C) personnel performance and compensation. The information described in clauses (i) and (iii) above shall be furnished to Monsanto promptly after the Ecogen Board of Director's meeting for which such information is provided to Ecogen's Board of Directors and the information described in clause (ii) above shall be furnished to Monsanto at the time such reports are filed with the Securities and Exchange Commission.

          (b) Furnish to Monsanto promptly upon preparation a copy of the minutes of each directors' meeting and each stockholders' meeting pertaining to financial condition and Bt Technology other than information relating to (i) potential acquisitions, mergers, joint ventures or other strategic alliances, (ii) its relationship with Monsanto and (iii) personnel performance and compensation.

     IN WITNESS WHEREOF, each party has caused this Agreement to be executed by its duly authorized representative effective on the date set forth first above.

MONSANTO COMPANY                   ECOGEN INC.



By: --------------------------     By: ------------------------------------
Name:  Derek K. Rapp                   James P. Reilly, Jr.
Title: Director, Commercial            Chairman and Chief Executive Officer
       Partnerships & Alliances